                                                                     EXHIBIT 99

                           NEROX ENERGY CORPORATION
                                AND SUBSIDIARY

                       Consolidated Financial Statements

                               December 31, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors and Stockholders
Nerox Energy Corporation and Subsidiary


We have audited the accompanying consolidated balance sheet of Nerox Energy Corporation and Subsidiary (the "Company") as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nerox Energy Corporation and Subsidiary as of December 31, 1996, and the results of their consolidated operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has incurred significant net losses in 1996 and 1995, and is experiencing cash flow shortages. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                                HURLEY & COMPANY

Granada Hills, California
January 30, 1998

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors and Stockholders
Nerox Energy Corporation


We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 of Nerox Energy Corporation and Subsidiary (the "Company"). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of consolidated operations and cash flows of Nerox Energy Corporation and Subsidiary for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a substantial loss in 1995 and has a large working capital deficiency at December 31, 1995. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.



SADDINGTON-CACCIAMATTA

May 17, 1996
Irvine, California

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                          Consolidated Balance Sheet

                                                                  December 31,
                                                                      1996
                                                                  ------------
                         ASSETS
Current assets:
  Cash and cash equivalents                                       $     64,808
                                                                  ------------

Property and Equipment, at cost:
  Alaska coal mine and related equipment                             2,116,891
                                                                  ------------
  Proved oil and gas properties, using successful
   efforts method accounting:
      Alaska properties                                              4,320,298
        Less accumulated depletion                                    (130,176)
        Less impairment allowance                                   (4,190,122)
                                                                  ------------
                                                                             0
                                                                  ------------

      Louisiana properties                                           1,748,367
        Less accumulated depletion                                    (572,018)
        Less impairment allowance                                   (1,055,422)
                                                                  ------------
                                                                       120,927
                                                                  ------------
        Total property and equipment                                 2,237,818
                                                                  ------------

                                                                  $  2,302,626
                                                                  ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable to:
     Shareholders                                                 $    645,000
     Placer Dome                                                       204,233
                                                                  ------------
                                                                       849,233

  Accounts payable                                                     487,532
  Accrued settlement of shareholder contingency                        429,610
  Accrued expenses                                                      94,311
                                                                  ------------

        Total current liabilities                                    1,860,686
                                                                  ------------

Commitments and contingencies                                              -

Stockholders' Equity:
  Preferred stock, 10% cumulative, non-voting,
   convertible, no par value;
     shares authorized 200,000, issued and outstanding
      70,709                                                           495,000
  Common stock, par value $.004167; shares authorized
   12,000,000, issued and outstanding 4,017,760                         16,742
Additional paid-in capital                                          10,663,506
Accumulated deficit                                                (10,733,308)
                                                                  ------------

        Net stockholders' equity                                       441,940
                                                                  ------------

                                                                  $  2,302,626
                                                                  ============

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                     Consolidated Statements of Operations


                                                    Years ended December 31,
                                                   -------------------------
                                                       1996         1995
                                                   -----------   -----------
Revenues:
  Oil and gas sales                                $   109,228   $   220,833
                                                   -----------   -----------

Cost and expenses:

  Oil and gas costs                                     48,451       220,006
  Coal mine costs                                      275,665       262,704
  General and administrative                           788,412       557,312
  Interest                                             203,287        68,388
  Depletion                                             60,081       102,814
  Loss on lease impairment                           4,073,034           -
  Settlement of shareholder contingency              1,004,170           -
                                                   -----------   -----------

                                                     6,453,100     1,211,224
                                                   -----------   -----------

Loss before minority interest                       (6,343,872)     (990,391)

Minority interest                                          -         125,419
                                                   -----------   -----------

Net loss                                           $(6,343,872)  $  (864,972)
                                                   ===========   ===========

Net loss per common share                          $     (3.26)  $     (0.63)
                                                   ===========   ===========

Weighted average number
  of common shares outstanding                       1,961,016     1,381,520
                                                   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                Consolidated Statements of Stockholders' Equity
                    Years Ended December 31, 1996 and 1995

                                           PREFERRED STOCK                           COMMON STOCK
                                    ------------------------------   --------------------------------------------
                                                     AMOUNT                            AMOUNT          ADDITIONAL   MINORITY
                                    NUMBER OF  -------------------   NUMBER OF  --------------------    PAID-IN     INTEREST
                                     SHARES    PER SHARE   TOTAL      SHARES    PER SHARE    TOTAL      CAPITAL    RECEIVABLE
                                    ---------  ---------  --------   ---------  ---------  ---------  -----------  ----------
BALANCE, JANUARY 1, 1995                 --      $ --     $    --    1,335,738    $ --      $ 5,566   $ 7,558,647  $     --

Stock issued in settlement of
 liabilities                             --        --          --       49,516    $2.86         206       141,314        --

Sales of stock for cash               70,709     $7.00     495,000      14,746    $3.57          61        52,560        --

Sale of minority interest                --        --          --         --        --          --        900,243   (525,690)

Preferred stock dividend                 --        --          --         --        --          --            --         --

Net loss                                 --        --          --         --        --          --            --         --
                                      ------              --------   ---------              -------   -----------  ---------
BALANCE, DECEMBER 31, 1995            70,709       --      495,000   1,400,000      --        5,833     8,652,764   (525,690)

Sales of stock for cash                  --        --          --      310,889    $0.95       1,296       292,932        --

Exercise of options                      --        --          --      200,000    $1.25         833       249,167        --

Conversion of related party debt         --        --          --      651,931    $1.27       2,717       823,673        --

Conversion of related party debt         --        --          --      600,000    $0.64       2,500       381,135        --

Stock issued to settle shareholder                                                                                       --
 contingency                             --        --          --      844,940    $0.68       3,521       571,039

Reacquisition of minority interest       --        --          --          --       --          --       (319,662)   525,690

Stock issued for services                --        --          --       10,000    $1.25          42        12,458        --

Preferred stock dividend                 --        --          --          --       --          --            --         --

Net loss                                 --        --          --          --       --          --            --         --
                                      ------              --------   ---------              -------   -----------  ---------
BALANCE, DECEMBER 31, 1996            70,709       --     $495,000   4,017,760      --      $16,742   $10,663,506  $     --
                                      ======              ========   =========              =======   ===========  =========

                                                          NET
                                    ACCUMULATED      STOCKHOLDERS'
                                      DEFICIT           EQUITY
                                    ------------     ------------
BALANCE, JANUARY 1, 1995            $ (3,467,470)    $ 4,096,743

Stock issued in settlement of
 liabilities                                 --          141,520

Sales of stock for cash                      --          547,621

Sale of minority interest                    --          374,553

Preferred stock dividend                  (7,494)         (7,494)

Net loss                                (864,972)       (864,972)
                                    ------------     -----------

BALANCE, DECEMBER 31, 1995            (4,339,936)      4,287,971

Sales of stock for cash                      --          294,228

Exercise of options                          --          250,000

Conversion of related party debt             --          826,390

Conversion of related party debt             --          383,635

Stock issued to settle shareholder           --          574,560
 contingency

Reacquisition of minority interest           --          206,028

Stock issued for services                    --           12,500

Preferred stock dividend                 (49,500)        (49,500)

Net loss                              (6,343,872)     (6,343,872)
                                    ------------     -----------
BALANCE, DECEMBER 31, 1996          $(10,733,308)    $   441,940
                                    ============     ===========

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                          1996          1995
                                                      ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                             $(6,343,872)  $  (864,972)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
  Minority interest                                             0      (125,419)
  Depletion                                                60,081       102,814
  Amortization of discount and prepaid interest           128,290             0
  Loss on lease impairment                              4,073,034             0
  Settlement of shareholder contingency                 1,004,170             0
  Issuance of common stock for services                    12,500             0
  (Increase) decrease in assets:
   Other current assets                                    49,649       (32,016)
  Increase (decrease) in liabilities:
   Accounts payable                                       279,320       381,281
   Accrued expenses                                        92,893             0
                                                      -----------   -----------
  Net cash used by operating activities                  (643,935)     (538,312)
                                                      -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of oil and gas properties                   0        21,934
 Purchase of coal mine                                          0    (1,020,943)
 Coal mine renovation costs                              (386,797)     (253,151)
                                                      -----------   -----------

  Net cash used by investing activities                  (386,797)   (1,252,160)
                                                      -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings from notes payable                            578,041     1,258,853
 Payments made on notes payable                           (45,135)            0
 Sales of common stock for cash                           294,228        52,621
 Exercise of options                                      250,000             0
 Sales of preferred stock for cash                              0       495,000
 Payment of dividends                                     (48,082)            0
                                                      -----------   -----------

  Net cash provided by financing activities             1,029,052     1,806,474
                                                      -----------   -----------

Net increase (decrease) in cash                            (1,680)       16,002

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               66,488        50,486
                                                      -----------   -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                $    64,808   $    66,488
                                                      ===========   ===========


  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY


                                                     Years ended December 31,
                                                     -----------------------
                                                        1996        1995
                                                     ----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:
 Cash paid for interest                              $    6,450  $         -

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
 Dividends in arrears                                $    8,912  $     7,494
 Debt to equity conversion                           $1,210,025  $   141,520
 Acquisition of minority interest                    $  206,028  $         -
 Issuance of common stock for services               $   12,500  $         -
 Acquisition of property through issuance
  of common stock                                    $        -  $   295,000
Issuance of subsidiary shares in exchange
  for a receivable                                   $        -  $   649,000


  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements

                               December 31, 1996

1. Summary of significant accounting policies
---------------------------------------------

   Nature of business
   ------------------

   Nerox Energy Corporation was incorporated on September 26, 1985 as Gemini Energy Corporation under the laws of the State of Nevada. On January 28, 1994, the Company's name was changed to Nerox Energy Corporation.

   In 1995, the Company purchased rights to the Jonesville Coal Mine near Sutton, Alaska. Mining operations have not commenced as the Company needs additional financing to become operational; however, the Company's primary activities consist of preparing the coal mine for operations. The Company also has working interests in several oil and gas wells primarily in Louisiana. Oil and gas production is sold at the wellhead to purchasers of crude oil. All of the oil and gas production was sold to three customers during 1996 and 1995.

   Principles of consolidation
   ---------------------------

   The consolidated financial statements include the accounts of Nerox Energy Corporation and its wholly-owned subsidiary, Nerox Power Systems, Inc.
   (NPSI). All significant intercompany balances and transactions have been eliminated in consolidation.

   Cash and cash equivalents
   -------------------------

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. Substantially all deposits are on account with one institution.

   Coal mine
   ---------

   Costs of ordinary maintenance and repairs are expensed while major mine development costs are capitalized. Capitalized mine development costs are recorded at cost. When the coal mine becomes operational, the Company will begin to depreciate the capitalized costs based on estimates of tons to be produced, the cost of property, plant and equipment employed, and the estimated economic lives of the mine and equipment. The rates will be revised periodically to reflect operating experience and will approximate straight-line depreciation for normal annual periods.

   Oil and gas properties
   ----------------------

   The Company utilizes the "successful efforts" method of accounting for costs incurred in the exploration and development of oil and gas properties. Accordingly, costs incurred in the acquisition and exploratory drilling of oil and gas properties are accumulated and

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


1. Summary of significant accounting policies (continued)
---------------------------------------------------------

   Oil and gas properties (continued)
   ----------------------------------

   subsequently either expensed if the properties are determined not to have proved reserves, or capitalized as a depletable asset if proved reserves are discovered. Costs of drilling development wells are capitalized.
   Geological, geophysical, and carrying costs are charged to expenses as incurred. Acquisition costs relating to producing oil and gas properties are amortized on a lease by lease basis using the units-of-production method based on engineers' estimates of proven oil and gas reserves. Depletion and depreciation of producing oil and gas properties (other than acquisition costs) are amortized by lease using the units-of-production method based on estimated proved developed reserves. Amortization rates used to compute depletion for 1996 and 1995 were $1.72 and $.83, respectively.

   Proved oil and gas properties are periodically assessed for impairment of value, and a loss is recognized at the time of impairment. An impairment of $4,073,034 was recognized in 1996.

   Capitalized costs of unproved oil and gas properties are evaluated annually and adjusted for any impairment of the properties. Gains or losses from abnormal retirements or sales are credited or charged to income; other gains and losses are credited or charged to oil and gas properties.

   Impairment of long-lived assets
   -------------------------------

   Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

   Income taxes
   ------------

   Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents that tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


1. Summary of significant accounting policies (continued)
---------------------------------------------------------

   Stock compensation
   ------------------

   The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of the grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions of pro forma disclosure requirements of SFAS 123 in 1996. Options granted to non-employees are recognized at their estimated fair value at the date of grant.

   Fair value of financial instruments
   -----------------------------------

   The fair value of financial instruments, consisting principally of notes payable, is based on interest rates available to the Company and comparison to quoted prices. The fair value of these financial instruments approximated carrying value.

   Net loss per share
   ------------------

   Net loss per common share is computed by dividing reported net loss, adjusted by preferred dividends, by the weighted average number of shares of common stock outstanding during the respective periods.

   Use of estimates
   ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of continent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassification of prior year amounts
   --------------------------------------

   Certain prior year balances have been reclassified to conform to the current year presentation.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


2. Alaska coal mine and related equipment
-----------------------------------------


                                                1996
                                            ------------
   Acquisition cost                           $1,020,000
   Capitalized mine expenses                     201,992
   Equipment                                     322,374
   Licenses and permits                          572,525
                                            ------------
                                              $2,116,891
                                            ============

   The Company has a five year permit expiring on July 31, 2001 to mine coal in Alaska. The mine is not currently operational.

3. Notes payable
----------------

                                                                                    1996
                                                                              ---------------
Shareholders:
  Unsecured notes payable at 10% interest.  These notes are in default.               145,000
  Unsecured note payable, with interest at 24%, due on November 15,
    1996.  This note is in default.                                                   500,000
                                                                              ---------------
                                                                                      645,000
Placer Dome:
  Unsecured note payable, with imputed interest at 10%, due on or
   before December 31, 1997.  This note is in default.                                204,233
                                                                              ---------------
                                                                              $       849,233
                                                                              ===============


4. Stockholders' equity
-----------------------

   Preferred stock
   ---------------

   On April 20, 1995, the Company's board of directors authorized two classes of no par value preferred stock: Class A, 100,000 shares of 10% cumulative, non-voting convertible preferred stock, and Class B, 100,000 shares of non-convertible, non-voting shares. The Company amended its bylaws to combine the two classes of stock to one class of 200,000 shares of cumulative, convertible, non-voting preferred stock on April 20, 1996. After one year, the shares are convertible into common shares on a one for one basis at the option of the holder. The Company issued 70,709 shares of preferred stock in 1995 for cash of $495,000. Dividends in arrears were $8,912 and $7,494 at December 31, 1996 and 1995, respectively. None of the shares issued were converted at December 31, 1996.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


4. Stockholders' equity (continued)
-----------------------------------

   Options
   -------

   In September 1996, the Company issued to consultants 200,000 options to purchase shares of common stock at an exercise price of $1.25 expiring on December 31, 1996. All of the options were exercised as of December 31, 1996.

5. Income taxes
---------------

   The Company and its subsidiary do not file consolidated income tax returns.

                                                       1996           1995
                                                    -----------    -----------
   Computed income tax benefit at statutory rate    $ 2,156,000    $   294,000
   Operating loss with no current tax benefit        (2,156,000)      (294,000)
                                                    -----------    -----------
                                                    $         -    $         -
                                                    ===========    ===========

   Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when deemed appropriate. The measurement of deferred tax assets and liabilities is computed using applicable current tax rates (34%), and is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

   The Company has temporary differences in the financial reporting basis and tax basis of oil and gas properties. These differences arise principally because the impairment of oil and gas properties is not deductible for tax reporting purposes.

   The Company has a Federal net operating loss carryforward of $9,292,281 that may be offset against future taxable income. The carryforward will begin to expire in 2006.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


5. Income taxes (continued)
---------------------------

   The Company's deferred tax benefit, which has been offset entirely by a valuation allowance, is comprised of the following at December 31, 1996:

                                          1996
                                       -----------
   Loss carryforwards                  $ 9,292,281
   Temporary differences in basis
     of oil and gas properties           1,012,224
                                       -----------
                                        10,304,505
   Applicable tax rate                          34%
                                       -----------
                                         3,503,532
   Valuation allowance                  (3,503,532)
                                       -----------
                                       $       -
                                       ===========


   The net change during the year ended December 31, 1996 in the total valuation allowance was an increase of $2,143,900.

6. Other related party transactions
-----------------------------------

   The Company leases office space from an affiliate at $400 per month on a month to month basis.

   The Company's largest shareholder converted $1,210,025 of debt to common stock in 1996.

   Monthly accounting services provided by a minority shareholder amounted to $27,613 and $46,322 in 1996 and 1995, respectively.

   Legal services are provided by two of the Company's directors, Mr. Jack Utter and Mr. William Artus. The Company incurred expenses to Mr. Utter in 1996 and 1995 in the amounts of $91,948 and $46,289, respectively. The Company incurred expenses to Mr. Artus in the amounts of $31,696 and $16,066 in 1996 and 1995, respectively.

   Included in accounts payable at December 31, 1996 is $109,074 due to related parties.

7. Commitments and contingencies
--------------------------------

   Coal mine and related equipment
   -------------------------------

   On August 10, 1995, the Company agreed to acquire certain mining equipment and other related items valued at $1,355,000 in exchange for 19% of NPSI, resulting in a minority interest of $454,757. Subsequently the new minority shareholders, Austin R. Hobbs and

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


7. Commitments and contingencies (continued)
--------------------------------------------

   Hobbs, Industries, Inc. ("Hobbs"), filed suit against the Company to rescind the transaction and Hobbs refused to deliver most of the mining equipment. Due to these circumstances, the Company initially recorded $295,000 of equipment and $411,000 of related items which are in its possession. The remaining $649,000 was recorded as a receivable offsetting the Company's equity by $525,690 and the minority interest by $123,310. In September 1996, the Company reached a settlement with Hobbs whereby Hobbs relinquished its 19% ownership in NPSI in exchange for $.40 per ton of coal extracted and sold by Nerox from its Alaska coal mine up to a maximum amount of $1,000,000.

   On October 27, 1995 NPSI entered into an agreement with Placer Dome U.S. Inc. ("PDUS") to assume all obligations of PDUS under an Alaska State Coal Lease covering approximately 1,410 acres on the site known as the Evan Jones coal mine. The purchase price for the assignment of this lease was $980,943 to PDUS, of which $200,000 is still payable, and $40,000 to the State of Alaska. The lease allows NPSI the exclusive right to mine coal in the leased area for an indefinite period of time and calls for a 5% royalty on all production to be paid to the State of Alaska. No royalties were paid in 1996.

   Oil and gas
   -----------

   In September 1994, the Company acquired proved oil and gas properties in Alaska from individuals through the issuance of 108,394 shares of common stock valued at $3,871,198. The agreement included the Company's promise that the stock would reach $35.71 per share stock value at the end of two years. If the common stock had a value of less than $35.71 per share two years from the date of transfer, then, at the Company's option, the Company may buy back the stock for $35.71 per share, issue additional stock representing the difference between market value and $35.71 per share or pay cash to the shareholders representing the difference between market value and $35.71 per share. In late 1996, the Company reached agreements with the shareholders for $1,004,170, of which $429,610 is due as cash flow allows, and the remainder in 844,940 shares of common stock at $.68 per share.

8. Subsequent events
--------------------

   During 1997, 2,525,000 shares of common stock were issued to consultants for services. The shares were valued at the market value at the time of issuance and ranged from $0.0416 to $0.125.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements


9.  Going concern
-----------------

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As shown in the financial statements, the Company has incurred a net loss of over $7,200,000 during the two years ended December 31, 1996, and, as of that date, had a working capital deficiency of approximately $1,800,000. Additional capital infusion is necessary to begin mining operations. As of January 30, 1998 the mine is not yet operational. These factors raise substantial doubt about the Company's ability to continue as a going concern.

    Management is currently seeking additional financing and a joint venture partner to develop the coal mine. There can be no assurance that the Company will be successful in its efforts to obtain financing and begin mining operations.

10. Segment information
-----------------------

    The Company's operations are classified into two principal industry segments: oil and gas, and coal. Following is a summary of segment information:

                                       Oil and Gas      Coal           Total
                                       -----------   ----------     -----------
1996
----
Net sales                              $  109,228    $        -     $   109,228
Loss from operations                   $ (326,462)   $ (676,839)    $(1,003,301)
Depreciation, depletion and
  amortization                         $   60,081    $        -     $    60,081
Loss on lease impairment               $4,073,034    $        -     $ 4,073,034
Settlement of shareholder contingency  $1,004,170    $        -     $ 1,004,170
Identifiable assets                    $  175,713    $2,126,913     $ 2,302,626
Capital expenditures                   $        -    $  386,797     $   386,797

1995
----
Net sales                              $  220,833    $        -     $   220,833
Loss from operations                   $ (214,088)   $ (605,101)    $ (819,189)
Depreciation, depletion and
  amortization                         $  102,814    $        -     $   102,814
Identifiable assets                    $4,318,311    $1,786,233     $ 6,104,544
Capital expenditures                   $  250,000    $1,299,094     $ 1,549,094

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                         Report of Independent Auditor
                          on Supplemental Information

   The Board of Directors and Stockholders
   Nerox Energy Corporation


   The supplemental information regarding oil and gas producing activities on the following pages is not a required part of the basic financial statements of Nerox Energy Corporation and Subsidiary but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.




   Granada Hills, California
   January 30, 1998

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                           Supplemental Information

   The SEC defines proved oil and gas reserves as those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves than can be expected to be recovered through existing wells with existing equipment and operating methods.

   Estimates of petroleum reserves have been made by nonindependent engineers. The valuation of proved reserves may be revised in the future on the basis of new information as it becomes available. Estimates of proved reserves are inherently imprecise.

   All of the reserves of the Company represent proved reserves. Estimated quantities of oil and gas reserves of the Company (all of which are located in the United States) for both proved reserves and proved developed reserves was 27,409 and 525,200 for petroleum liquids (in bbls) and 326,719 and 472,400 for natural gas (in MCF) at December 31, 1996 and 1995, respectively.

   The changes in proved reserves for 1996 were as follows:

                                                 Petroleum          Natural
                                                  liquids             gas
                                                  (bbls)             (MCF)
                                               -------------     -------------
Reserves at December 31, 1994                        347,800           743,600
   Revisions of previous estimates                   274,700           (82,400)
   Production                                        (97,300)         (188,800)
                                                 -----------       -----------

Reserves at December 31, 1995                        525,200           472,400

   Revisions of previous estimates                  (487,742)            6,667
   Production                                        (10,049)         (152,348)
                                                 -----------       -----------

Reserves at December 31, 1996                         27,409           326,719
                                                 ===========       ===========

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                           Supplemental Information


   The standardized measure of discounted estimated future net cash flows, and charges therein, related to proved oil and gas reserves are as follows (thousands of dollars) for December 31, 1996 and 1995:

                                                        1996           1995
                                                     -----------    ----------
Future cash inflows                                      $   644       $16,398
Future development and production costs                      337         5,453
                                                         -------       -------
Future net cash flow                                         307        10,945
10% annual discount                                          231         6,361
                                                         -------       -------
Standardized measure of discounted future cash flows     $    76       $ 4,584
                                                         =======       =======

Primary changes in standardized measure of discounted
  future net cash flow:
      Beginning of year                                  $ 4,584       $ 4,130
      Sales of oil and gas, net of production costs          -             -
      Net changes in prices and impairments               (4,508)          454
                                                         -------       -------
                                                         $    76       $ 4,584
                                                         =======       =======


Estimated future cash inflows are computed by applying year end prices of oil and gas to year end quantities of proved developed reserves. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves in future years, based on year end costs and assuming continuation of existing economic conditions. Estimated future income tax expenses are calculated by applying year end statutory tax rates (adjusted for permanent differences, tax credits and tax carryforwards) to estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the SEC. Because of unpredictable variances in expenses and capital forecasts, crude oil and natural price changes, and the fact that the bases for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows do not necessarily represent management's assessment of future profitability or future cash flow to the Company.

As of December 31, 1996, the aggregate amount of capitalized costs relating to oil and gas producing activities is $6,068,665 and the related accumulated depletion and valuation allowance is $702,194 and $5,245,544, respectively.